Mail Stop 4561

September 17, 2008

Philip J. Koen
Chief Executive Officer
SAVVIS, Inc.
1 SAVVIS Parkway
Town & Country, MO 63017

> **Re:** **SAVVIS, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed on February 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 4, 2008**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **Filed on May 7, 2008**
> **File no. 000-29375**

Dear Mr. Koen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief